

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

August 17, 2010

Avi S. Katz
President and Chief Executive Officer
GigOptix, Inc.
2300 Geng Road, Suite 250
Palo Alto, CA 94304

  Re: GigOptix, Inc
  Form 10-K for the Fiscal-Year Ended December 31, 2009
  Filed March 31, 2010
  File No. 333-153362

Dear Mr. Katz:

  As conveyed to counsel on July 1, 2010, we completed our review of the above
referenced filing as of that date and did not have any further comments.

  Sincerely,

  Jeffrey Jaramillo
  Accounting Branch Chief